WILLIAM D. KITAY
(416) 367-7375
FAX (416) 367-7371
kitay.william@dorsey.com

October 17, 2005

VIA FEDERAL EXPRESS

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4561
Washington, D.C. 20549-0303

Re:	NB Capital Corporation
Form 10-K for the year ended December 31, 2004
(SEC File No. 1-14103)

Dear Ms. van Doorn:

On the instructions of our client NB Capital Corporation (the “Company”), we transmit herewith this letter for your review and comment before filing via EDGAR. This letter responds to the comment contained in your letter, dated May 26, 2005 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (SEC File No. 1-14103) filed on March 31, 2005 (the “Form 10-K Filing”). Please find enclosed the following documents: (i) Amendment Number 1 to the Annual Report for NB Capital Corporation for the year ended December 31, 2004 on Form 10-K/A (the “Form 10-K/A”); (ii) Amendment Number 1 to the Quarterly Report for NB Capital Corporation for the quarter ended March 31, 2005 on Form 10-Q/A (the “First Form 10-Q/A”); and (iii) Amendment Number 1 to the Quarterly Report for NB Capital Corporation for the quarter ended June 30, 2005 on Form 10-Q/A (the “Second Form 10-Q/A”). The response contained in this letter corresponds to the numbered comment in the Comment Letter.

Form 10-K for the year ended December 31, 2004

Notes to the Financial Statements, pages F-6 - F-9

Note 6 Stockholders’ Equity, Page F-9

1.	The Company revised the Form 10-K/A, the First Form 10-Q/A and the Second Form 10-Q/A to comply with your comment. The specific changes which the Company made are as follows:

Ms. Linda van Doorn
October 17, 2005

A.	Form 10-K/A

The complete consolidated financial statements of National Bank of Canada for the most recent fiscal years ended October 31, 2003 and October 31, 2004, including the auditors’ report, is included as Item 15(c) to the Form 10-K/A.

B.	First Form 10-Q/A

Summarized financial information for the National Bank of Canada for its first quarter of the 2005 fiscal year is included as Item 1(b) to Part I of the First Form 10-Q/A.

C.	Second Form 10-Q/A

Summarized financial information for the National Bank of Canada for its second quarter of the 2005 fiscal year is included as Item 1(b) to Part I of the Second Form 10-Q/A.

For your convenience, please find attached copies of the Form 10-K/A, First Form 10-Q/A and Second Form 10-Q/A each of which is hand marked to reflect the changes made in each document compared to the prior version of each respective document which shall be filed with the Commission.

Closing Statement

On behalf of our client, NB Capital Corporation, we hereby confirm to you the Company’s acknowledgement of the following matters:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	a staff comment or changes to the disclosure in response to a staff comment in the filing reviewed by the staff does not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert a staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda van Doorn
October 17, 2005

* * * * *

Kindly provide us with your comments with regard to the Company’s proposed SEC filings. If you have any questions regarding this letter, please feel free to contact me at (416) 367-7375 or Gil I. Cornblum at (416) 367-7373.

Very truly yours, /s/ William D. Kitay William D. Kitay

cc:	Mr. Matthew J. Maulbeck (U.S. Securities and Exchange Commission)
Mr. Serge Lacroix (NB Capital Corporation)
Mr. Jean Dagenais (NB Capital Corporation)
Ms. Valérie Pelletier (NB Capital Corporation)
Mr. Gil I. Cornblum (Dorsey & Whitney LLP)